UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

WIND RIVER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

973149 10 7

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒            Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all the provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 973149 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Narendra K. Gupta

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 102,438**

	6.	Shared Voting Power 4,428,236***

	7.	Sole Dispositive Power 102,438**

	8.	Shared Dispositive Power 4,428,236***

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,530,674 shares, of which beneficial ownership of 927,176 shares is disclaimed

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

**                                Includes 7,176 shares held in an account for daughter under the Uniform Gift to Minors Act, of which Mr. Gupta is a custodian; and  95,262 shares subject to stock options exercisable within 60 days of February 13, 2002.

***                           Includes 3,508,236 shares held by the Narendra and Vinita Gupta Living Trust, dtd 12/2/94, of which Mr. Gupta and his wife are trustees; and 920,000 shares held by the Gupta Irrevocable Children Trust, of which Mr. Gupta his wife, and a third party, are trustees.

Page 2 of 4 pages

Item 1.       (a)           NAME OF ISSUER

                                   Wind River Systems, Inc.

                   (b)           Address of Issuer’s Principal Executive Offices

                                   500 Wind River Way
                                   Alameda, CA  94501

 Item 2.      (a)           NAME OF PERSON FILING

                                   Narendra K. Gupta

                   (b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                                   500 Wind River Way
                                   Alameda, CA  94501

                   (c)           CITIZENSHIP

                                   United States

                   (d)           TITLE OF CLASS OF SECURITIES

                                   Common Stock

                   (e)           CUSIP NUMBER

                                   973149 10 7

 Item 3.                      NOT APPLICABLE.

 Item 4.                      OWNERSHIP

                   (a)           AMOUNT BENEFICIALLY OWNED:

                                   4,530,674 shares, of which beneficial ownership of 927,176 shares is disclaimed

                   (b)           PERCENT OF CLASS:

                                   5.8%

                   (c)           NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

(i)	Sole power to vote or to direct the vote	102,438	**
(ii)	Shared power to vote or to direct the vote	4,428,236	***
(iii)	Sole power to dispose or to direct the disposition of	102,438	**
(iv)	Shared power to dispose or to direct the disposition of	4,428,236	***

**              Includes 7,176 shares held in an account for daughter under the Uniform Gift to Minors Act, of which Mr. Gupta is a custodian; and 95,262 shares subject to stock options exercisable within 60 days of February 13, 2002.

***         Includes 3,508,236 shares held by the Narendra and Vinita Gupta Living Trust, dtd 12/2/94, of which Mr. Gupta and his wife are trustees; and 920,000 shares held by the Gupta Irrevocable Children Trust, of which Mr. Gupta his wife, and a third party, are trustees.

Page 3 of 4 pages

 Item 5.                                                                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

 Item 6.                                                         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

 Item 7.                                                                  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

 Item 8.                                                                  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

 Item 9.                                                                  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

 Item 10.                                                            CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002

Date

/s/ Narendra K. Gupta
Signature

Narendra K. Gupta

Name/Title

Page 4 of 4 pages